                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------

                               AMENDMENT NO. 2 TO
                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       AND
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 16)


                          CENTURY PROPERTIES FUND XVII
                            (Name of Subject Company)

                             AIMCO PROPERTIES, L.P.
                                    (Bidder)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)



                                 PATRICK J. FOYE
                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                     1873 SOUTH BELLAIRE STREET, 17TH FLOOR
                             DENVER, COLORADO 80222
                                 (303) 757-8101
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)


                                    COPY TO:

                              JONATHAN L. FRIEDMAN
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                           300 SOUTH GRAND, 34TH FLOOR
                          LOS ANGELES, CALIFORNIA 90071
                                 (213) 687-5000

                               ------------------

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
Transaction Valuation*     $18,961,223           Amount of Filing Fee: $3,792.25
--------------------------------------------------------------------------------

* For purposes of calculating the fee only. This amount assumes the purchase of 43,578 units of limited partnership interest of the subject partnership for $435.11 per unit. The amount of the filing fee, calculated in accordance with Section 14(g)(1)(B)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.


Amount Previously Paid:    $3,905.84     Filing Parties:   AIMCO Properties L.P.


Form or Registration No.: Schedule 14D-1 Date Filed:       November 17, 1999

                         (Continued on following pages)

       AMENDMENT NO. 2 TO SCHEDULE 14D-1/AMENDMENT NO. 16 TO SCHEDULE 13D


                  This Statement (the "Statement") constitutes (a)Amendment No. 2 of the Schedule 14D- 1, originally filed on October 25, 1999, of AIMCO Properties, L.P. (the "AIMCO OP"), relating to AIMCO OP's offer to purchase units of limited partnership interest ("Units") of Century Properties Fund XVII (the "Partnership"); and (b) Amendment No. 16 to the Schedule 13D (the "Schedule 13D") originally filed with the Securities and Exchange Commission (the "Commission") on August 29, 1995, by Insigni Financial Group, Inc. ("Insignia"), IFGP Corporation ("IFGP"), Insignia NPI, L.L.C. ("NPI"), Riverside Drive, L.L.C. ("Riverside") and Andrew L. Farkas, as amended by (i) Amendment No. 1, filed with the Commission on January 30, 1996 by Insignia, IFGP, NPI, Riverside, Insignia Commercial Group, Inc. ("Commercial"), Insignia Properties Corporation ("IPC") and Andrew L. Farkas, (ii) Amendment No. 2, filed with the Commission on February 26, 1996, by Insignia, IFGP, NPI, Riverside, Commercial, IPC and Andrew
L. Farkas, (iii) Amendment No. 3, filed with the Commission on January 15, 1997, by Insignia, Insignia Properties, L.P. ("IPLP"), Commercial, Insignia Properties Trust ("IPT") and Andrew L. Farkas, (iv) Amendment No. 4, filed with the Commission on August 28, 1997, by IPLP Acquisition I, L.L.C. ("IPLP Acquisition"), IPLP, IPT, Insignia and Andrew L. Farkas, (v) Amendment No. 5, filed with the Commission on September 26, 1997, by IPLP Acquisition, IPLP, IPT, Insignia and Andrew L. Farkas, (vi) Amendment No. 6, filed with the Commission on October 1, 1997, by IPLP Acquisition, IPLP, IPT, Insignia and Andrew L. Farkas, (vii) Amendment No. 7, filed with the Commission on October 3, 1997, by IPLP Acquisition, IPLP, IPT, Insignia and Andrew L. Farkas, (viii) Amendment No. 8, filed with the Commission on October 7, 1997, by IPLP Acquisition, IPLP, IPT, Insignia and Andrew L. Farkas, (ix) Amendment No. 9, filed with the Commission on November 11, 1997, by IPLP Acquisition, IPLP, IPT, Insignia and Andrew L. Farkas, (x) Amendment No. 10, filed with the Commission on October 26, 1998, by IPLP Acquisition, IPLP, IPT, AIMCO OP, AIMCO-GP, Inc. ("AIMCO-GP") and Apartment Investment and Management Company ("AIMCO"), (xi) Amendment No. 11, filed with the Commission on June 9, 1999, by IPLP Acquisition, AIMCO/IPT, Inc.("AIMCO/IPT"), IPLP, AIMCO OP, AIMCO-GP and AIMCO, (xii) Amendment No. 12, filed with the Commission on July 8, 1999, by IPLP Acquisition, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, (xiii) Amendment No. 13, filed with the Commission on July 30, 1999, by IPLP Acquisition, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, (xiv) Amendment No. 14, filed with the Commission on October 25, 1999, by IPLP Acquisition, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, and (xv) Amendment No. 15, filed with the Commission on November 17, 1999, by IPLP Acquisition, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO The item numbers and responses thereto are set forth below in accordance wit the requirements of
Schedule 14D-1.


(11)              MATERIAL TO BE FILED AS EXHIBITS.
                  (a)(1)   Offer to Purchase, dated October 25, 1999(Previously filed).
                  (a)(2)   Letter of Transmittal and related Instructions (Previously filed).
                  (a)(3)   Letter, dated October 25, 1999, from AIMCO OP to the Limited Partners of the Partnership (Previously filed).
                  (a)(4)   Litigation Settlement Offer, dated November 15, 1999 (Previously filed).
                  (a)(5)   Letter of Transmittal and related Instructions.
                  (a)(6)   Letter, dated November 15, 1999, from AIMCO OP to the Limited Partners of the Partnership (Previously filed).
                  (a)(7)   First Supplement to the Litigation Settlement Offer,
                           dated November 22, 1999.

                  (b) Credit Agreement (Secured Revolving Credit Facility), dated as of August 16, 1999, among AIMCO Properties, L.P., Bank of America, Bank Boston, N.A., and First Union National Bank. (Exhibit 10.1 to AIMCO's Current Report on Form 8-K, dated August 16, 1999, is incorporated herein by this reference.)
                  (c)      Not applicable.
                  (d)      Not applicable.
                  (e)      Not applicable.
                  (f)      Not applicable.
                  (z)(1) Agreement of Joint Filing, dated October 25, 1999, among AIMCO, AIMCO- GP, AIMCO OP, AIMCO/IPT, IPLP, and IPLP Acquisition (Previously filed).

                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 22, 1999
                                        IPLP ACQUISITION I, L.L.C.

                                        By: /s/Patrick J. Foye
                                           -------------------------------------
                                             Executive Vice President

                                        AIMCO/IPT, INC.

                                        By: /s/Patrick J. Foye
                                           -------------------------------------
                                             Executive Vice President

                                        INSIGNIA PROPERTIES, L.P.

                                        By:  AIMCO/IPT, INC.
                                             (General Partner)

                                        By: /s/Patrick J. Foye
                                           -------------------------------------
                                             Executive Vice President

                                        AIMCO PROPERTIES, L.P.

                                        By: AIMCO-GP, INC.
                                             (General Partner)

                                        By: /s/Patrick J. Foye
                                           -------------------------------------
                                             Executive Vice President

                                        AIMCO-GP, INC.

                                        By: /s/Patrick J. Foye
                                           -------------------------------------
                                             Executive Vice President

                                        APARTMENT INVESTMENT
                                        AND MANAGEMENT COMPANY

                                        By: /s/Patrick J. Foye
                                           -------------------------------------
                                             Executive Vice President

                                  EXHIBIT INDEX


EXHIBIT NO.                                 DESCRIPTION
-----------                                 -----------


                  (a)(1)   Offer to Purchase, dated October 25, 1999 (Previously filed).
                  (a)(2)   Letter of Transmittal and related Instructions (Previously filed).
                  (a)(3)   Letter, dated October 25, 1999, from AIMCO OP to the Limited Partners of the Partnership (Previously filed).
                  (a)(4)   Litigation Settlement Offer, dated November 15, 1999 (Previously filed).
                  (a)(5)   Letter of Transmittal and related Instructions.
                  (a)(6)   Letter, dated November 15, 1999, from AIMCO OP to the Limited Partners
                           (Previously filed).
                  (a)(7)   First Supplement to the Litigation Settlement Offer,
                           dated November 22, 1999.
                  (b)      Credit Agreement (Secured Revolving Credit Facility),
                           dated as of August 16, 1999, among AIMCO Properties,
                           L.P., Bank of America, Bank Boston, N.A., and First
                           Union National Bank. (Exhibit 10.1 to AIMCO's Current
                           Report on Form 8-K, dated August 16, 1999, is
                           incorporated herein by this reference.)
                  (c)      Not applicable.
                  (d)      Not applicable.
                  (e)      Not applicable.
                  (f)      Not applicable.
                  (z)(1)   Agreement of Joint Filing, dated October 25, 1999,
                           among AIMCO, AIMCO- GP, AIMCO OP, AIMCO/IPT, IPLP,
                           and IPLP Acquisition (Previously filed).